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                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                               SCHEDULE 13G


                 Under the Securities Exchange Act of 1934
            (Amendment No.        9                         )*

                  American Power Conversion Corporation
                             (Name of Issuer)

                  Common Stock, $.01 par value per share
                      (Title of Class of Securities)

                               029066 10 7
                              (CUSIP Number)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                      1

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1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   Neil E. Rasmussen
   ###-##-####


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                  (a)
                                                  (b)

3  SEC USE ONLY

4  CITIZENSHIP OR PLACE OF ORGANIZATION

   United States

             5  SOLE VOTING POWER

                5,228,733
 NUMBER OF
  SHARES     6  SHARED VOTING POWER
BENEFICIALLY
                -0-
 OWNED BY
   EACH      7  SOLE DISPOSITIVE POWER
 REPORTING
  PERSON        4,925,084
   WITH      8  SHARED DISPOSITIVE POWER

                303,649

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   5,228,733

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [X]

   See Item 4

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

   5.5%

12 TYPE OF REPORTING PERSON *

   IN


                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

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Item 1(a).     Name of Issuer:  American Power Conversion
Corporation.

Item 1(b).     Address of Issuer's Principal Executive Offices:
               P.O. Box 278, 132 Fairgrounds Road, West Kingston,
               Rhode Island  02892.

Item 2(a).     Name of Person Filing:  Neil E. Rasmussen

Item 2(b).     Address of Principal Business Office or, if None, Residence:
               The address of the principal business office of Mr. Rasmussen is: 755 Middlesex Turnpike, Billerica, MA
               01821.

Item 2(c).     Citizenship:  Mr. Rasmussen is a United States citizen.

Item 2(d). Title of Class of Securities: Common Stock, $.01 par value per share.

Item 2(e).     CUSIP Number:  029066-10-7

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                    (a) [     ]    Broker or Dealer registered
                    under Section 15 of the Securities Exchange
                    Act of 1934 (the "Act").

                    (b) [     ]    Bank as defined in
                    Section 3(a)(6) of the Act.

                    (c) [     ]    Insurance Company as defined
                    in Section 3(a)(19) of the Act.

                    (d) [     ]    Investment Company registered
                    under Section 8 of the Investment Company Act of 1940.

                    (e) [     ]    Investment Advisor registered
                    under Section 203 of the Investment Advisers
                    Act of 1940.

                    (f) [     ]    Employee Benefit Plan, Pension
                    Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see
                    Rule 13d-1(b)(1)(ii)(F) of the Act.

                    (g) [     ]    Parent Holding Company, in
                    accordance with Rule 13d-1(b)(ii)(G) of the Act.

                    (h) [     ]    Group, in accordance with
                    Rule 13d-1(b)(1)(ii)(H) of the Act.

                    Not Applicable.

Item 4.        Ownership.

           (a) Amount Beneficially Owned: Mr. Rasmussen may be deemed to own beneficially 5,228,733 shares of Common Stock as of December 31, 1997, which includes 303,649 shares currently allocated to him under the Company's Employee Stock Ownership Plan ("ESOP"). In addition, Mr. Rasmussen is a co-trustee of the ESOP, and as such may be deemed to be the beneficial owner of the 4,937,226 shares currently held by the ESOP. Mr. Rasmussen disclaims beneficial ownership to those 4,937,226 shares other than the 303,649 shares allocated to him.*

                                    3
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           (b) Percent of Class:  5.5% (based on the 95,199,000
               shares of Common Stock reported to be outstanding on November 6, 1997 in the Quarterly Report on Form 10-Q of American Power Conversion Corporation for the quarter ended September 28, 1997).

          (c)  Number of shares as to which such person has:

               (i)  sole power to vote or to direct the vote:
                    5,228,733 shares

               (ii) shared power to vote or to direct the vote:
                    0 shares

               (iii)     sole power to dispose or direct the disposition of:
                    4,925,084 shares

               (iv) shared power to dispose or to direct the disposition of:
                    303,649 shares

     * Information as to ESOP numbers contained herein do not reflect final adjustments or allocations for fiscal year ended 1997.

Item 5.   Ownership of Five Percent or Less of a Class.

          Not Applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

          Not Applicable.

Item 8.   Identification and Classification of Members of the
          Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not Applicable.

Item 10.  Certification.

          Not Applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b).

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                           SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     February 13, 1998



                                   /s/ Neil E. Rasmussen
                                   ______________________________
                                   Neil E. Rasmussen